The SAVE Program for
Employees of Viskase
Corporation

Report on Audits of Financial Statements and Supplemental Schedule

As of December 31, 2001 and 2000 and
For the Year Ended December 31, 2001

The SAVE Program for Employees of Viskase Corporation

Index to Financial Statements and Supplemental Schedule
-----------------------------------------------------------------------------


                                                                      Page(s)
Report of Independent Accountants                                         1

Financial Statements:
  Statements of Net Assets Available for Benefits,
    as of December 31, 2001 and 2000                                      2

  Statement of Changes in Net Assets Available
    for Benefits, For the Year Ended
    December 31, 2001                                                     3

  Notes to the Financial Statements                                     4-9

Supplemental Schedule:
  Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
    December 31, 2001                                                    10




Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to The SAVE Program for Employees of Viskase Corporation.

                      Report of Independent Accountants



To the Participants and Compensation and Benefits Committee of
The SAVE Program for Employees of Viskase Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the The SAVE Program for Employees of Viskase Corporation (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Line 4i, Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 7, 2002

The SAVE Program for Employees of Viskase Corporation

Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000
-----------------------------------------------------------------------------

                                                            2001             2000
Assets:
 Investments:
  Plan investments at fair value                        $ 49,093,505     $ 54,853,554
  Guaranteed investment contracts at contract value        1,319,985        2,961,375
  Participant loans                                        1,286,889        1,528,689
                                                        ------------     ------------
    Total investments                                     51,700,379       59,343,618
                                                        ------------     ------------
 Receivables:
  Participant contributions                                        -           73,073
  Employer contributions                                           -           26,575
                                                        ------------     ------------
    Total receivables                                              -           99,648
                                                        ------------     ------------
Net assets available for benefits                       $ 51,700,379     $ 59,443,266
                                                        ============     ============

   The accompanying notes are an integral part of these financial statements.

The SAVE Program for Employees of Viskase Corporation

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001
-----------------------------------------------------------------------------


Additions:
 Investment income (loss):
  Net depreciation in fair value of investments                 $ (3,411,475)
  Net increase in value of Plan's interest in
   guaranteed investment contracts                                   125,286
  Interest income                                                    110,497
                                                                -------------
   Total investment income (loss)                                 (3,175,692)
                                                                -------------
Contributions:
  Employer                                                           744,927
  Participants                                                     2,098,241
                                                                -------------
   Total contributions                                             2,843,168
                                                                -------------
                                                                    (332,524)
                                                                -------------
Deductions:
 Benefits paid to participants                                     7,410,363
                                                                -------------
   Total deductions                                                7,410,363
                                                                -------------
Net decrease                                                      (7,742,887)

Net assets available for benefits, beginning of year              59,443,266
                                                                -------------
Net assets available for benefits, end of year                  $ 51,700,379
                                                                =============


   The accompanying notes are an integral part of these financial statements.

The SAVE Program for Employees of Viskase Corporation

Notes to the Financial Statements
-----------------------------------------------------------------------------

 1.  Description of the Plan

     The following description of The SAVE Program for Employees of Viskase Corporation (the "Plan") provides only general information.
     Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all of the employees of Viskase Corporation ("Employer" or the "Company") who have met the eligibility requirements may elect to participate in the Plan. Employees who are covered by a collective bargaining agreement will be eligible only if their participation is provided for in the agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participation

     Regular full-time employees may become plan members ("Participants") upon employment.

     Contributions

     Participants may authorize contributions to the Plan of one percent (1%) to six percent (6%) of their regular pay ("Eligible Earnings") as a Basic Deduction Contribution on a before-tax or after-tax basis. Participants who contribute the maximum six percent (6%) as a Basic Deduction Contribution may contribute up to an additional ten percent (10%) of Eligible Earnings as a Supplemental Deduction Contribution on a before-tax or after-tax basis. Participants are allowed to change the amount of their Basic Deduction Contribution and their Supplemental Deduction Contribution once per month. Employer contributions to the Plan are equal to fifty percent (50%) of the Participant's contributions up to six percent (6%) of Eligible Earnings. Participants' before-tax and after-tax contributions in excess of six percent (6%) of the participant's Eligible Earnings are not eligible to receive Employer matching contributions.

     The Internal Revenue Service limits the dollar amount a Participant can contribute to the Plan in any year on a before-tax basis. All contributions to the Plan are also subject to the nondiscrimination tests of the Internal Revenue Code that may also limit the contributions that may be made to the Plan.

     Vesting

     Participant contributions plus the earnings thereon are fully vested. Vesting in the Employer contributions and the earnings thereon is based upon the number of years of credited service. A Participant is fully vested after three years of credited service. If a Participant voluntarily terminates before completing three years of credited service, contributions made by the Employer and earnings thereon are forfeited. If a Participant attains age 65, or becomes permanently and totally disabled, dies, or is terminated by the Employer for reasons other than cause, the full value of the Employer contribution account is immediately vested.

The SAVE Program for Employees of Viskase Corporation

-----------------------------------------------------------------------------

     Payment of benefits

     On termination of service, Participants with account balances in excess of $5,000 may elect to either receive a single-sum amount or defer payment until the April 1 following the year the Participant reaches age 70-1/2. Participants who terminate employment with account balances less than or equal to $5,000 receive a single-sum payment. Participants may choose to make a direct rollover into another qualified plan or into an Individual Retirement Account ("IRA"). Spouse beneficiaries may make a direct rollover into an IRA. Non-spouse beneficiaries may not make a direct rollover into an IRA. A Participant who receives a single-sum payment may choose to receive a distribution of his shares invested in the Viskase Stock Fund in the form of whole shares of common stock with fractional shares paid in cash. Participants may elect to receive installment payments under the Plan. Payment to any Participant must be made no later than the April 1 following the year the Participant reaches age 70-1/2, even if he has not retired.

     Participant loans

     Loans up to the lesser of $50,000 or fifty percent (50%) of a Participant's vested account balance are available to all Participants. Each loan must be evidenced by the Participant's collateral promissory note with interest at a rate commensurate with the interest rate charged by area banking institutions for loans made under similar circumstances. The period for loan repayment cannot exceed five years from the date of the loan, unless the loan is for the purchase of a principal residence, in which case, the repayment period cannot exceed ten years.

     Withdrawals while employed

     The Plan permits Participants to make withdrawals while they are employed. The Plan sets out the limits and priority of any withdrawal. The Plan permits hardship withdrawals of before-tax contributions in accordance with Internal Revenue Code requirements.

     Forfeitures

     Forfeitures of a terminated Participant are required to be held by the Plan pending the Participant's possible return to employment and reinstatement in the Plan. If reinstatement does not occur by the end of the year following the year during which the Participant terminated employment, such forfeitures are reallocated to Participants on a pro-rata basis. For the years ended December 31, 2001 and 2000, forfeitures amounted to $17,201 and $22,415, respectively.

     Administration expenses

     Expenses of the Plan, other than brokerage commissions which are included in the cost of the investments, were paid by the Employer in 2001 and 2000. Although the Employer has elected to pay these expenses, it is not obligated to do so. If the Employer ceases to pay all or part of these expenses in the future, they will be paid by the Plan.

The SAVE Program for Employees of Viskase Corporation

-----------------------------------------------------------------------------

 2.  Summary of Significant Accounting Policies

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Investments

     With the exception of guaranteed investment contracts, all investments are stated at fair market value as determined by CIGNA Retirement Services (the "Trustee") based upon quoted market prices. Guaranteed investment contracts are valued at contract value as defined therein. Participant notes receivable are valued at cost which approximates fair value.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on the investments.

     Interest and dividend income are recorded as earned on an accrual basis.

     Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statements of net assets available for benefits.

 3.  Guaranteed Investment Contracts

     The Plan has entered into benefit-responsive guaranteed investment contracts with insurance companies. The insurance companies maintain the contributions in general accounts. The guaranteed investment contracts are included in the financial statements at contract value as reported to the Plan by the Trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal of all or a portion of their investment at contract value.

The SAVE Program for Employees of Viskase Corporation

-----------------------------------------------------------------------------

     Guaranteed investment contracts at December 31, 2001 are as follows:


                                   Maturity    Contract    Average       Contract           Fair
     Identity of Issue               Date        Yield      Yield          Value           Value

     Safeco Life Insurance Co.     1/2/2002      6.72%      6.72%      $ 1,319,985      $ 1,319,985

     Guaranteed investment contracts at December 31, 2000 are as follows:


                                   Maturity    Contract    Average       Contract           Fair
     Identity of Issue               Date        Yield      Yield          Value           Value


     John Hancock Mutual
       Life Insurance Co.          5/15/2001     6.82%      6.82%      $ 1,346,653      $ 1,349,347

     Safeco Life Insurance Co.     1/2/2002      6.72%      6.72%        1,614,722        1,616,263
                                                                       -----------      -----------
                                                                       $ 2,961,375      $ 2,965,610
                                                                       ===========      ===========

     There are no valuation reserves against the investment contracts for credit risk of the contract issuer or otherwise. For each investment contract, the crediting interest rate is a fixed rate agreed upon with the issuer.

     In addition, the Plan has entered into an unallocated insurance contract with Connecticut General Life Insurance Company which is titled the CIGNA Guaranteed Income Fund. The contract maintains interest rates that are guaranteed for six-month periods and does not have maturity dates or penalties for early withdrawals. The average yield and crediting interest rates were approximately 5.68% and 6.0% for 2001 and 2000, respectively. The contract contains provisions that may defer a transfer or distribution under limited circumstances, thus it is not considered to be fully benefit responsive. Therefore, the CIGNA Guaranteed Income Fund is included in the financial statements at fair market value which amounted to $27,749,808 and $24,828,819 at December 31, 2001 and 2000, respectively.

 4.  Investments

     Investments representing five percent (5%) or more of net assets available for benefits at December 31, 2001 and 2000 were as follows:

                                                                                   2001             2000
     Janus Worldwide Account                Pooled separate account            $ 2,645,521      $ 4,211,172
     Fidelity Large Company Stock Fund      Pooled separate account                      -       11,903,161
     American Century Ultra Account         Pooled separate account              3,612,743        4,950,521
     CIGNA Guaranteed Income Fund           Unallocated insurance contract      27,749,808       24,828,819
     Invesco Dynamics Fund                  Pooled separate account                      -        3,753,224
     Invesco Large Cap Blend Fund           Pooled separate account              8,816,192                -

The SAVE Program for Employees of Viskase Corporation

-----------------------------------------------------------------------------

     During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by $3,411,475 as follows:

     Insurance company pooled separate accounts                 $ (4,758,994)
     Insurance company unallocated insurance contract              1,560,505
     Viskase Company stock                                          (212,986)
                                                                -------------
                                                                $ (3,411,475)
                                                                =============

 5.  Federal Income Tax Status

     The Internal Revenue Service has determined and informed the Employer by a letter dated April 10, 1995, that the Plan, and related trust, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan has subsequently been amended. However, the plan administrator believes the Plan is designed and operated in accordance with the applicable sections of the Code. Therefore, no income tax provision has been provided.

 6.  Related Party Transactions

     Included in Plan assets at December 31, 2001 and 2000 are 240,314 and 374,212 shares, respectively, of common stock of Viskase Companies, Inc. As of December 31, 2001 and 2000, the stock had an original cost of $1,234,430 and $1,358,917, respectively, and a market value of $7,209 and $344,275, respectively.

     These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

 7.  Plan Termination

     The Employer reserves the right to alter, amend or terminate the Plan. In the event of Plan termination, plan accounts will become fully vested and Participants will be entitled to a distribution. Presently, there is no intention on the part of the Employer to terminate the Plan.

The SAVE Program for Employees of Viskase Corporation

-----------------------------------------------------------------------------

 8.  Going Concern of the Company

     The Company's cash flows from operations were insufficient to pay the unsecured senior debt obligations ("10.25% Notes") when they matured on December 1, 2001, and accordingly the Company did not pay the $163.1 million principal and $8.4 million interest that became due a that time. In September 2001, certain of the holders of the 10.25% Notes formed a committee (Committee) to participate in the development of a plan to restructure the Company's capital structure and address its future cash flow needs (Restructuring). No assurances can be given that an agreement will be reached with the Committee or what the terms of any such agreement would be. The Company believes that the likely result of the Restructuring or any other restructuring of the Company's capital structure would be the substantial dilution or effective elimination of the current common stock of the Company. The Committee retained legal counsel, the fees and expenses of which are being paid by the Company, and the Company and the Committee are engaged in negotiations with respect to the Restructuring.

                          SUPPLEMENTAL SCHEDULE

The SAVE Program for Employees of Viskase Corporation

Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2001
-----------------------------------------------------------------------------

(a)                 (b)                                            (c)                      (d)         (e)
                                                       Description of investment
                                                       including maturity date,
       Identity of issue, borrower,                   rate of interest, collateral,                   Current
          lessor or similar party                         par or maturity value            Cost        value

       Insurance company general accounts:

         Safeco Life Insurance Company                         Guaranteed investment contract
            Contract # 1056828                                  6.72% due 1/6/02                  **        $ 1,319,985

*      Connecticut General Life Insurance Company Accounts:
         Putnam Large Company Ultra Account                    Pooled separate account            **            547,487
         American Century Ultra Account                        Pooled separate account            **          3,612,743
         Invesco Dynamics Fund                                 Pooled separate account            **          1,611,713
         Janus Worldwide Account                               Pooled separate account            **          2,645,521
         Guaranteed Income Fund                                Unallocated insurance contract     **         27,749,808
         Lifetime 20 Fund                                      Pooled separate account            **            107,585
         Lifetime 30 Fund                                      Pooled separate account            **            173,683
         Lifetime 40 Fund                                      Pooled separate account            **            152,123
         Lifetime 50 Fund                                      Pooled separate account            **            332,559
         Lifetime 60 Fund                                      Pooled separate account            **            124,364
         Invesco Large Cap Blend Fund                          Pooled separate account            **          8,816,192
         Wellington Management Balance Fund                    Pooled separate account            **          1,954,401
         Wellington Management MidCap Value Fund               Pooled separate account            **            213,923
         Berger Small Cap Value Fund                           Pooled separate account            **            603,116
         S&P 500 Index Fund                                    Pooled separate account            **            441,078

       Loans to participants:
*        Loan Fund                                             Participant loans, 5.00% - 8.75%   **          1,286,889

       Company stock:
*        Viskase Stock Fund                                    Company stock, 240,314 shares      **              7,209


        Total investments                                                                 $ **        $51,700,379

*  Represents party-in-interest.
** Not required.